VIA EDGAR AND FACSIMILE
(703) 813-6981

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:       Mark P. Shuman
Jan Woo
Katherine Wray

Re:          Internet Brands, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2009
File No. 001-33797

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2009 relating to the above-referenced revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Commission (File No. 001-33797) on April 20, 2009.

Internet Brands, Inc. (the “Company”) is concurrently filing via EDGAR Revision No. 2 to the Preliminary Proxy Statement (“Revision No. 2”).  For the convenience of the Staff, we are supplementally providing a blacklined copy by facsimile, complete with annex, marked to show changes from the Preliminary Proxy Statement filed on April 20, 2009.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Revision No. 2.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the blacklined copy of Revision No. 2 provided.

Compensation Discussion and Analysis, page 21

Short-Term Compensation, page 23

1.
You state that an individual executive’s performance is a “major component in evaluating quarterly cash bonuses” for your named executive officers.  However, you have provided minimal analysis of the effect individual performance has on bonus awards.  We note your disclosure that the Compensation Committee does not adhere to a predetermined weighting of factors in determining bonuses, and that it considers each executive’s “effectiveness in driving forward business improvement initiatives and the leadership that the executive has shown in his or her area of influence.”  Please expand your disclosure to provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers.  Include analysis of how individual performance contributed to actual compensation for each of the named executed officers.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure on page 30 and pages 32-33 to reflect the Staff’s comment.

2.
You also state that the Compensation Committee considers company performance measures such as adjusted EBITDA and EBITDA growth, and that it reviews unspecified “financial metrics,” in determining cash bonus awards for your named executive officers.  Please disclose with specificity each material corporate performance indicator considered by the Compensation Committee, and explain more clearly how such corporate performance indicators are considered in determining bonuses for each of the named executed officers.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure on page 30 and pages 31-33 to reflect the Staff’s comment.

3.
We note your disclosure of the quarterly bonus targets for each named executive officer.  Please also disclose the percentage of the target bonus actually earned by each executive in each quarter.  Consider providing this disclosure in a tabular format.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on pages 31-33 to reflect the Staff’s comment.

Long-Term Compensation, page 23

4.
Please explain more clearly how the Compensation Committee determined the amount of restricted shares and options awarded to your named executive officers in 2008 under your long-term compensation policies.  See Item 402(b)(1)(v) of Regulation S-K.  Provide a more focused discussion that provides substantive analysis and insight into how the Compensation Committee set the amount of options and stock awarded.  In this regard, we note your disclosure that periodic equity awards to your named executive officers are made “based on an assessment of their sustained performance over time, their ability to impact results that drive value to our stockholders and their level within the organization.”  Please expand to identify the specific items of individual performance considered in this regard.  Ensure that your disclosure contains appropriate analysis of the specific factors considered by the committee in setting compensation levels and that you describe the reasons why the committee believes that the amounts awarded to each named executive officer are appropriate in light of the various items it considered.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure on page 30 and pages 33-34 to reflect the Staff’s comment.

Executive Compensation

Summary Compensation Table, page 25

5.	We note that you have omitted the “All Other Compensation” column from your summary compensation table. Please advise. See Item 402(c)(2)(ix) of Regulation S-K.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on pages 35-36 to reflect the Staff’s comment, and supplementally advises the Staff that, as reflected in the revised disclosure, none of the Named Executive Officers listed in the Summary Compensation Table received compensation required to be reported pursuant to Item 402(c)(2)(ix) during the three-year period in question.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure on the filing that is the subject of this response letter (the “Filing”):
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this response letter to the undersigned at (310) 280-4361.  The fax number is (310) 280-4335.  Thank you for your assistance.

Respectfully submitted,

/s/  B. Lynn Walsh

B. Lynn Walsh
EVP & General Counsel

cc:           Robert N. Brisco, Internet Brands, Inc.
Katherine Ku, Munger, Tolles & Olsen LLP